

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

<u>**via facsimile and U.S. mail**</u>
Mr. Philip G. Paras
Chief Financial Officer
Seneca Foods Corporation
3736 South Main Street
Marion, New York 14505

May 9, 2007

Re: **Seneca Foods Corporation**
         Form 10-K for the Fiscal Year Ended March 31, 2006
         Filed June 14, 2006
         File No. 0-01989

Dear Mr. Paras:

We have completed our review of Seneca Food Corporation's 2006 Form 10-K and do not, at this time, have any further comments.

Sincerely,

Karl Hiller
Branch Chief